

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Laurie Weisberg
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

      Re: Creatd, Inc.
          Registration Statement on Form S-1
          Filed May 27, 2022
          File No. 333-265251

Dear Ms. Weisberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please re-assess the disclosure requirements of Form S-1 as your registration statement seems to omit several item requirements. This includes, but is not limited to, the sections titled "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Executive Compensation". You may incorporate these sections by reference to previous filings, but your filing in its current form does not appear to do so. Refer to Item 12 of Form S-1.

2.   We note that you are registering 20 million shares of common stock. However, your Series A and Series B warrants are convertible into 40 million shares of common stock, which do not appear to be registered in the transaction. Given your disclosure that these warrants are exercisable at "at any time," you are deemed to be making an offer of the

common stock underlying the warrants because holders of the warrants could choose to exercise the warrant and acquire common stock immediately. Please explain why you are not registering the common stock underlying your warrants. Should no exemption exist, the shares must be registered. For more information, see Compliance and Disclosure Interpretation Question 103.04 pertaining to Section 103. Securities Act Section 2(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Lucosky